UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the first quarter ended March 31, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  May 4, 2005

By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three month period ended March 31, 2005

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this management discussion and analysis are as of April 22, 2005.

This discussion and analysis covers our unaudited interim consolidated financial statements for the three month period ended March 31, 2005 in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  See note 12 of the unaudited interim consolidated financial statements for a reconciliation to Canadian GAAP.  This discussion and analysis provides an update to the discussion and analysis prepared for the year ended December 31, 2004 and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements for the year ended December 31, 2004 contained on our website at www.angiotech.com and are also available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar .   Additional information relating to our Company, including our 2004 AIF, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar .

Overview

We are a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biological causes of such complications or conditions.  Our products and product candidates can address complications and conditions such as scar formation and inflammation, infection and tissue overgrowth. Once an appropriate drug has been identified, we develop proprietary methods utilizing our portfolio of biomaterials and drug delivery technologies to enable the drug to be released from a medical device or surgical implant to enhance the performance of the medical device or surgical implant and improve patient outcomes.  Using our technology, we have identified numerous specific problems associated with a variety of medical devices and surgical implants and are developing pharmaceutical solutions to improve their performance. We believe our approach may achieve better clinical results than systemic drugs or medical devices and surgical implants may achieve independently.

Our most significant current revenues are royalties derived form sales of coronary stent systems incorporating the drug paclitaxel.  The TAXUS® Express2™ coronary stent system is the initial product line incorporating our technology, and is sold by Boston Scientific Corporation (“BSC”), our exclusive technology licensee in the paclitaxel-eluting coronary stent field.  Royalties derived from sales of paclitaxel-eluting stent systems represented 88% of our gross revenues for the three month period ended March 31, 2005 and 86% of our gross revenues for the year ended December 31, 2004.  In January 2005, BSC announced they had completed the initial launch of the TAXUS® Liberté™ paclitaxel-eluting coronary stent in 18 countries. The TAXUS Liberté stent system represents BSC’s next generation product to incorporate our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory and proliferative disease. The TAXUS Liberté stent has been designed to further enhance deliverability and conformability, particularly in challenging coronary lesions.  BSC hopes to gain U.S. Food and Drug Administration (“FDA”) approval for the TAXUS Liberté stent during the first half of 2006.

Our other commercial products include VITAGEL™ surgical hemostat, a bioresorbable hemostatic material designed to reduce patient blood loss during surgical procedures, which is distributed in the U.S. by Orthovita, Inc.; CoSeal® surgical sealant, a biomaterial surgical sealant used to facilitate tissue repair and regeneration, which is distributed in the U.S. and Europe by Baxter Healthcare Corporation (“Baxter”); Collagraft® and NeuGraft®, collagen-based biomaterial products for orthopaedic and spinal surgery applications which are distributed in the U.S. by Zimmer, Inc.; and several additional polymeric biocompatible coatings for medical devices.

Our significant ongoing clinical programs include:

TAXUS® Liberté ™ - BSC is currently conducting pivotal clinical studies in Europe and the U.S. designed to evaluate the efficacy and safety of the TAXUS Liberté paclitaxel eluting coronary stent system, the second BSC product line to incorporate our paclitaxel technology to treat restenosis and other local inflammatory and proliferative disease.  BSC plans to launch the TAXUS Liberté system in Europe by the end of 2005.  BSC has completed enrollment in its ATLAS clinical trial, a pivotal study designed to collect data to support regulatory filings for product commercialization in the U.S.  Enrolment began in August 2004 and consists of 872 patients at 72 sites world-wide.  The objectives of the trial are to assess safety and efficacy of TAXUS Liberté at 9 months after completion of an angioplasty procedure.  BSC has indicated that the data from the ATLAS trial should be available in the second half of 2005 with a potential launch of TAXUS Liberté in the U.S. in mid-2006.

Vascular Wrap™ Program - Our most advanced internal product candidate is our Vascular Wrap™ paclitaxel-eluting mesh product, a biodegradable, synthetic mesh loaded with paclitaxel.  The Vascular Wrap is applied to the outside wall of a vessel following surgery in order to prevent restenosis associated with vascular surgical procedures.  We currently have an ongoing fully-enrolled, 109 patient European clinical trial.  We currently expect to discuss preliminary safety and efficacy data from this trial, as well as our plans for additional clinical studies, during the second half of 2005.

Adhibit™ Program – Myomectomy - Our non drug-loaded Adhibit™ adhesion prevention product European study, targeting the indication of uterine fibroids treated surgically by a procedure known as myomectomy, completed enrolment and re-evaluations at the end of 2004.  Final follow-up information is currently being collected and analyzed, and is expected to be finalized and released in the second quarter of 2005.  A decision as to whether the data will be used for CE Mark filing to market a non drug-loaded Adhibit adhesion prevention product in Europe will be made in the second half of 2005.

Peripheral Drug Eluting Stent Program – In March 2005, Cook Incorporated (“Cook”) commenced a pilot clinical study of a paclitaxel-eluting stent to treat peripheral artery disease in the limbs.  Cook plans to test a paclitaxel-eluting version of its proprietary Zilver® peripheral stent technology in 60 patients with possible trial expansion pending FDA review.  The trial will assess the safety and efficacy of this technology in treating peripheral vascular disease in the above-the-knee femoropopliteal artery.

We also have several programs in preclinical stages of development, including our anti-infective central venous catheter program and our intra-articular paclitaxel program for the prevention of post injury contractures and cartilage preservation.  The anti-infective catheter program is expected to enter initial human clinical studies in mid 2005 and the intra-articular paclitaxel program is expected to enter human clinical studies in the second half of 2005.  As a result of these programs and additional early stage research and development initiatives, we expect our research and development expenditures to continue to increase during 2005.

We plan to continue to add to our technology and business resources through our internal clinical and research and development programs, product acquisition and in-licensing, and through the acquisition of companies that contribute to our overall corporate strategy.

Critical Accounting Policies and Estimates

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Goodwill and intangible assets

•

Stock-based compensation

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty revenue.  Since we only started to receive significant royalty revenue in Q3 of 2004, we do not yet have a long enough history to estimate royalty revenue on the paclitaxel-eluting stent with a high degree of certainty.  Therefore, we record royalty revenue for the paclitaxel-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our licensee.   We expect to continue to record royalty revenue on a one quarter lag basis until such time as we are able to predict royalty revenue with a high degree of certainty.

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred.  For the three month period ended March 31, 2005 we incurred a total of $8.6 million in research and development costs, including $1.0 million for acquired in-process research and development.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Our identifiable intangible assets are primarily comprised of technologies and distribution relationships acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We record compensation expense for stock options issued to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions.  We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce different fair value for stock-based compensation, which could have a material impact on our earnings.  We recorded $2.0 million in stock-based compensation expense for the three month period ended March 31, 2005.

Agreements

CABG Medical, Inc.

In March 2005, we entered into an exclusive License Agreement with CABG Medical, Inc. (“CABG”). This agreement provided CABG access to our technology to treat restenosis and proliferative disease through the local delivery of the drug paclitaxel in the field of coronary artery bypass grafts.  In connection with the license agreement, we received a warrant to purchase 1,265,823 shares of CABG’s common stock, exercisable at $0.01 per share.  We will also be entitled to milestone payments upon achievement of identified clinical development objectives and royalties on future product sales.  In a separate transaction, we agreed to purchase up to $10 million of CABG’s common stock at a 15% premium to market value, with a current investment of $5 million and an additional future investment upon CABG’s achievement of certain revenue milestones.  In the three month period ended March 31, 2005, we recognized license revenue of $3.3 million in relation to these transactions.

Results of Operations

(in thousands of U.S.$, except per share data)	Three months ended March 31,
	2005	2004
	$	$
Operating income (loss)	28,892	(6,077)

Other income (expenses)	1,365	(25)

Income (loss) for the period before income taxes	30,257	(6,102)
Income tax expense	(11,429)	(96)
Net income (loss) for the period	18,828	(6,198)

Basic net income (loss) per share	0.22	(0.07)
Diluted net income (loss) per share	0.22	(0.07)

For the three month period ended March 31, 2005 our operating income increased by $35.0 million compared to the same period in the prior year.  This increase was primarily the result of an increase in total royalty revenue of $46.8 million.  The increase in revenue was offset by an increase in expenses of $9.9 million primarily due to an increase in license and royalty fees owing to our licensors based on the royalty revenue we received in the period and increases in our operating expenditures compared to the same period in the prior year.  Other income increased by $1.4 million for the three month period ended March 31, 2005 compared to the three month period ended March 31, 2004 due to a decrease in foreign exchange loss and an increase in investment income in the current period.

We expect our revenue, net income and operating cash flow derived from royalties received on BSC sales of TAXUS stent systems to increase in 2005 as compared to 2004 as a result of several factors, including the contribution of four full quarters of royalty revenues derived from BSC TAXUS stent system sales, continued market penetration of drug eluting stents in the U.S. and Europe, and a one percentage point (1%) increase in our royalty rate on sales of TAXUS stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to obtain exclusivity to coronary vascular rights in the technology pursuant to our 1997 license agreement (as amended) with BSC and Cook (the “1997 License Agreement”).

The results of operations for the three month period ended March 31, 2005 were generally in line with our expectations.

Revenues

(in thousands of U.S.$)	Three months ended March 31,
	2005	2004
	$	$
Royalty revenue –paclitaxel-eluting stents	50,022	4,112
Royalty revenue – other	1,277	377
Product sales	2,064	4,122
License fees	3,348	3,265
	56,711	11,876

Royalty revenue derived from sales of the paclitaxel-eluting coronary stent systems by BSC was $50.0 million for the three month period ended March 31, 2005 compared to $4.1 million for the same period in the prior year.  Other royalty revenue for the three month periods ended March 31, 2005 and 2004 was generated from license agreements related to several of our other commercial products.   As described in the revenue recognition accounting policy, we currently record royalty revenue derived from paclitaxel-eluting stent system sales upon receipt, which results in a one quarter lag from the time the associated sales were recorded by BSC.  The gross royalty rate earned in the quarter ended March 31, 2005 on BSC’s sales for the period October 1 to December 31, 2004 was 8.6% (as compared to 8.2% in the previous quarter) for sales in the U.S. and 6.6% (as compared to 5.6% in the previous quarter) for sales in other countries.  The total paclitaxel-eluting stent royalty revenue received to date has averaged approximately 6.9% of the eligible drug-eluting stent system net sales earned by BSC and Cook in the U.S., Europe and other world markets (not including Japan).  The average royalty rate for the three month period ended March 31, 2005 increased primarily due to a 1% increase across all royalty tiers as of November 23, 2004, where patent coverage exists, when BSC exercised its election for exclusivity in the paclitaxel-eluting coronary stent technology field pursuant to the 1997 License Agreement.

We expect royalty revenue derived from sales of paclitaxel-eluting coronary stent systems in the second quarter of 2005 to be approximately equal to the amount recognized in the first quarter of 2005.  In the third and fourth quarters of 2005, depending upon total paclitaxel-eluting coronary stent system sales reported to us by BSC, we expect that our royalty revenue may decrease as we reach the maximum threshold with respect to the top tiered royalty rate.  Once certain revenue thresholds are achieved by BSC, our top royalty rate earned on certain sales by BSC decreases by 2%, from 11% to 9%.

Sales of our other commercial products for the three month period ended March 31, 2005 decreased when compared to the same period in the prior year, primarily due to the elimination of direct product sales revenue from our CoSeal® Surgical Sealant product (“CoSeal”).  During the quarter ended March 31, 2005, manufacturing responsibility and direct sales of CoSeal had been completely assumed by Baxter Healthcare Corporation (“Baxter”), and as a result, our revenue related to sales of CoSeal by Baxter were received as royalties derived from product sales.  We expect total direct non drug-loaded product sales to remain at a similar level for the remaining quarters of 2005.

License fees for the three month period ended March 31, 2005 included recognition of an upfront payment from CABG Medical Systems Inc. (“CABG”) of $3.3 million in exchange for an exclusive license for the rights to license certain of our technology in the field of coronary artery bypass grafts.  The upfront consideration was in the form of a warrant to purchase shares of CABG common stock.  License fees for the period ended March 31, 2004 consisted of amortization of upfront license payments received in prior years and $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal® surgical sealant product manufacturing process.

We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

Expenditures

(in thousands of U.S.$)	Three months ended March 31,
	2005	2004
	$	$
License and royalty fees	8,042	1,352
Cost of goods sold – product sales	1,426	2,160
Research and development	7,607	5,163
Selling, general and administrative	7,012	5,091
Depreciation and amortization	2,732	4,187
Acquired in-process research and development	1,000	-
	27,819	17,953

License and royalty fees on royalty revenue

License and royalty fee expenses primarily related to license and royalty payments due to our licensors based on our royalty revenue derived from sales of paclitaxel-eluting coronary stent systems.  The significant increase in this expense in the current period compared to the same period in the prior year was directly related to the increase in royalty revenue received when compared to the prior period.  We expect license and royalty fee expense to continue to be significant for the remainder of 2005 as it is directly related to the royalty revenue expected to be received.

Cost of goods sold

Our gross margin was 31% for the three month period ended March 31, 2005 compared to 48% for the three month period ended March 31, 2004. The lower gross margin can be partially attributed to manufacturing validation costs incurred during the quarter relating to manufacturing of the VITAGEL™ product.

Research and development

Our research and development expenditures primarily consist of costs for salaries and benefits, clinical studies performed by third parties, contract research, patent costs, materials and supplies, and operating and occupancy expenses incurred to support our overall research and development programs.

Our research and development activities occur in two main areas: (i) discovery and preclinical research; and (ii) clinical research and development.

Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and filing patents related to our discoveries.  Programs that appear to offer potential benefits to common complications associated with a surgical procedure or the implantation of a medical device are subsequently evaluated in laboratory preclinical studies to evaluate their safety, pharmacology and efficacy in animal models.  Based on the results of preclinical studies, specific programs may be selected to advance to clinical research and development with the objective of achieving approval of a product candidate for human medical use.  The costs associated with discovery and preclinical research are primarily internal labour costs and formal preclinical studies.  We expect to continue to expand these efforts in 2005.

Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing such clinical product candidates towards a goal of obtaining regulatory approval to market these product candidates in various geographies.  For any of our clinical trials, expenditures and results are generally affected by the time required to fully enroll patients into the study, the length of follow up required measuring efficacy and safety, the time of data analysis and the submission deadlines for presentation at medical conferences.  The costs primarily associated with these activities are internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to increase in 2005, as we plan to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenses by project for the three month periods ended March 31, 2005 and March 31, 2004 were as follows:

(in thousands of U.S.$)	Three months ended March 31, 2005	Three months ended March 31, 2004
	$	$
Approved products:
Paclitaxel-eluting Coronary Stent	-	91
Other	150	409
	150	500
Ongoing clinical programs:
Vascular Wrap™ Paclitaxel-eluting Mesh	788	521
Adhibit™ Adhesion Prevention Gel - Myomectomy	315	219
PAXCEEDTM Micellar Paclitaxel Rheumatoid arthritis - Phase 2	143	230
	1,246	970
Concluded clinical programs:
Adhibit™ Adhesion Prevention Gel - Endometriosis	367	493
CoSeal® Surgical Sealant - Pulmonary	17	104
Other	-	9
	384	606

Discovery and pre-clinical research	4,804	2,915

Angiotech BioMaterials Corp. consolidation	212	-

Stock-based compensation	1,201	622

Less: Depreciation, amortization and intercompany charges allocated above	(390)	(450)

Total research and development	7,607	5,163

Research and development expenditures for the three month period ended March 31, 2005 primarily consisted of salaries, benefits and stock-based compensation ($3.6 million), patent filing and opposition costs ($1.5 million), external clinical trial expenditures ($0.6 million), and preclinical contract research ($0.7 million).  The remaining $1.2 million included lab supplies, travel, occupancy and other research and development operating costs.

Total research and development expenditures for the three month period ended March 31, 2005 increased by 47% compared to the three month period ended March 31, 2004 and decreased by 15% compared to the previous three month period ended December 31, 2004.  The $2.4 million increase in the current three month period compared to the same period in the prior year was primarily due to an increase in patent expenses of $1.1 million due to increased patent filing activity and European opposition costs, and an increase in stock-based compensation expense by $580,000 due to accelerated vesting of stock options for an employee.  The $1.3 million decrease in the current three month period compared to the three month period ending December 31, 2004 was a result of finalizing the research and development component of the consolidation of activities at our Palo Alto facility.

We expect to continue to incur substantial research and development expenses in the near future due to the continuation and expansion of research and development programs, potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the Vascular Wrap™ paclitaxel-eluting mesh program and other programs that are planned to enter human clinical studies in 2005. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion and/or acceleration of the clinical program.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the three month period ended March 31, 2005 increased by 38% compared to the same period in the prior year and decreased by 15% compared to the previous three month period ended December 31, 2004.  Selling, general and administrative expenditures for the three month period ended March 31, 2005 by type of costs incurred included salaries, benefits and stock based compensation ($3.3 million), professional services ($2.2 million), business insurance policy premiums ($340,000), and other operating and occupancy costs ($1.2 million).  Significant changes for the three month period ended March 31, 2005 compared to the same period in the prior year included increases in salaries and benefits of $749,000, primarily due to an increase in the number of employees required to support our growing operations, and a concurrent increase in stock based compensation expense.  Additional increases were incurred in professional services due to an increase in certain patent and legal related activities.  The $557,000 decrease in the three month period ended March 31, 2005 compared to the three month period ending December 31, 2004 was primarily due to a decrease in salaries and benefits.

We expect that selling, general and administration expenditures will remain at a similar level for the remaining quarters of 2005; however, expenditures could fluctuate, primarily related to additional potential acquisition and in-licensing transactions that we may undertake.

Depreciation and amortization

Depreciation and amortization expense relates to the depreciation of property and equipment, and the amortization of licensed technologies and identifiable intangible assets purchased through business combinations.  Depreciation and amortization expense of $2.7 million for the three month period ended March 31, 2005 included $2.0 million related to the amortization of licensed and acquisition related intangible assets, compared to $3.6 million for the same period in the prior year.  The larger amount in the prior year was due to the accelerated amortization of the CoSeal® surgical sealant identifiable asset upon FDA and European approval of the manufacturing process transfer to Baxter.

We expect depreciation and amortization expense to remain at a similar level for the remaining quarters of 2005.

Acquired in-process research and development

In March 2005, we recorded an in-process research and development expense of $1.0 million for a license payment due to Poly-Med, Inc., pursuant to a milestone being met.  The amount was expensed for accounting purposes as it relates to unproven, early stage technology.   We have a further commitment of $1.0 million under this agreement, subject to further milestones being met in 2006.  We expect to have further acquired in-process research and development expenditures in future periods as we continue to in-license early stage technologies.

Segment Reporting

We have one operating segment: drug-eluting medical devices and therapeutic biomaterials.  We focus on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.  Our chief decision makers review revenues by each product within this segment and evaluate overall company results based on net income for the company as a whole.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended March 31,
	2005	2004
	$	$
Foreign exchange loss	(464)	(1,298)
Investment and other income	1,829	1,273
	1,365	(25)

The net foreign exchange loss for the three month period ended March 31, 2005 resulted from a weaker Canadian dollar (relative to the U.S. dollar) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments to U.S. dollars at period end. The U.S. dollar to Canadian dollar exchange ratio decreased from .831 on December 31, 2004 to .827 on March 31, 2005 resulting in a foreign exchange loss on the average CDN $50.6 million in Canadian dollars that we held throughout the quarter.  The foreign exchange loss for the comparative three month period ended March 31, 2004 was also a result of the weakening Canadian dollar in comparison to the U.S. dollar when translating our Canadian dollar cash, cash equivalents and short-term investments.

Investment and other income for the three month period ended March 31, 2005 increased compared to the same period in the prior year due to a higher balance of cash and cash equivalents and short and long term investments available for investment as a result of the generation of cash from operations over the last three quarters.  The average investment yield for the current quarter was 2.3% which was slightly higher than the same quarter in the prior year.

Income Tax

Income tax expense for the three month period ended March 31, 2005 was $11.4 million compared to an income tax expense of $96,000 for the same period in the prior year.  The current period expense consisted of current and deferred income tax expense of $12.0 million on income from Canadian operations, a deferred income tax recovery of $0.4 million on the amortization of intangible assets and other miscellaneous tax items of $0.2 million.

Liquidity and Capital Resources

At March 31, 2005 we had working capital of approximately $254.5 million and cash resources, comprised of cash, cash equivalents and short-term and long-term investments, in the amount of $334.0 million. In aggregate, our cash resources increased by $14.6 million from $319.4 million at December 31, 2004.  At March 31, 2005, we retained approximately $39.2 million (CDN $47.4 million) denominated in Canadian currency in order to meet our anticipated Canadian operating and capital expenditures in future periods.

We expect that our existing cash resources, cash generated from operations and access to financing should be sufficient to satisfy the funding of existing product development programs, contractual obligations, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings.  We anticipate continued and expanded involvement in clinical trials and the completion of these trials may take several years.

Cash Flows

(in thousands of U.S.$)	Three months ended March 31,
	2005	2004
	$	$
Cash provided by (used in) operating activities	19,133	(2,677)
Cash used in investing activities	(46,208)	(26,723)
Cash provided by financing activities	1,655	3,964
Decrease in cash and cash equivalents	(25,420)	(25,436)

Cash provided by operating activities for the three month period ended March 31, 2005 was derived from net income for the period of $18.8 million with add-back adjustments for items not involving cash and other adjustments of $8.1 million and net changes in non-cash working capital items that used cash of $7.8 million.  The add-back for items not involving cash included an add-back for the portion of the recognized deferred income tax asset of $5.7 million net of $3.3 million for license revenue from the CABG transaction.  We received non-cash consideration in the form of warrants for an up-front license payment.  The cash used in net changes in non-cash working capital items for the three month period ended March 31, 2005 was primarily due to a decrease in accounts payable and accrued liabilities related to royalty payments made to our licensors.

Cash used in operating activities during the three month period ended March 31, 2004 of $2.7 million was derived from the loss for the period of $6.2 million with add back adjustments for items not involving cash and other operating amounts of $1.6 million, and net changes in non-cash working capital items that provided cash of $1.9 million.

Net cash used in investing activities for the three month period ended March 31, 2005 of $46.2 million was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions, of $45.7 million.  Net cash used of $26.7 million for the three month period ended March 31, 2004 was also primarily due to purchases of short-term and long-term investments exceeding proceeds from redemptions.

Net cash provided by financing activities for the three month period ended March 31, 2005 consisted of cash received from the exercise of stock options.  Employees exercised 154,561 stock options during the three month period ended March 31, 2005 for cash proceeds of $1.7 million, compared to 409,270 stock options exercised for the same period in the prior year for cash proceeds of $4.3 million.

Contractual Obligations

At March 31, 2005, we did not have any off-balance sheet arrangements, relationships with any special purpose entities or commercial commitments with related parties.  Our only contractual obligations are in the form of operating leases and future research and development expenditures in the normal course of business.  Our significant contractual obligations include:

•

operating leases on office and laboratory space with various expiries through July 2019; and

•

an additional payment of $1.0 million on the Poly-Med license agreement subject to future performance.

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Operating leases	21,817	1,156	4,859	2,986	12,816
License agreement obligations	1,000	1,000	-	-	-
Total obligations	22,817	2,156	4,859	2,986	12,816

Risks Related to Our Business

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, there are current material litigation proceedings that relate to the stent design, Express2TM, used in BSC’s version of our lead product.  That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc.  Cordis is seeking a permanent injunction to prohibit BSC from making, using, selling, offering for sale or importing the TAXUS ® Express2 stent into the U.S. If Cordis is successful in obtaining an injunction, BSC would not be able to continue selling that stent in the U.S. until the relevant patent expires, unless the injunction is lifted or we or BSC is able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent rights.  As a result, if Cordis obtains an injunction, sales of our lead product would likely be significantly reduced.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to obtain royalties relating to our lead product depends on BSC’s ability to continue to sell its TAXUS Express2 stent in the U.S.  As another example, BSC is involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS and Express stents.  A trial is set for June 2005 in the Southern District of New York.  We expect that our licensee may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in those countries, an opposition can be filed by a third-party after the granting of a patent.  Oppositions have been filed with respect to three of our granted European patents that relate to certain products (EP0706376, EP0711158 and EP0809515).  The oppositions against European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005, respectively.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favourable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier.  An opposition has also been filed by a third party against one of our Japanese patents that relate to stents (No. 3423317).  An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The ultimate outcomes of the Japanese and European oppositions, including appeals, are uncertain at this time.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all available strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.  For example, on February 1, 2005, we announced that together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement.  On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our stent patents is invalid and seeking to have that patent revoked.  On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of our Australian patents.  On April 4, 2005, Angiotech and BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The outcomes of these legal proceedings are uncertain at this time.  We intend to pursue and to defend against, to the fullest, any and all actions of third parties respecting our extensive patent portfolio and pioneering technology.  Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

We anticipate that a majority of our revenue for the next few years will be derived from and dependent upon BSC.  We do not have control over the sales and marketing effort, the stent pricing, production, volumes, distribution or the regulatory environment related to BSC’s paclitaxel-eluting coronary stent program.  Our involvement is limited to the terms of the 1997 license agreement, as amended, which provides for the receipt of royalty revenue based on the net sales of BSC and specifies the applicable royalty rates.  During the three month period ended March 31, 2005, revenue from BSC represents approximately 88% of our total revenue.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the December 31, 2004 annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004 and the fifteen month period ended December 31, 2003.

(in thousands of U.S.$, except per share data)	Three months ended March 31, 2005 (Q1)	Three months ended December 31, 2004 (Q4)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)
	$	$	$	$
Total revenues	56,711	61,227	44,269	13,408

Operating income (loss)	28,892	31,311	22,092	(9,457)

Other income (expenses)	1,365	3,786	4,449	(404)

Income (loss) for the period	18,828	41,481	26,619	(9,450)

Basic income (loss) per share	0.22	0.49	0.32	(0.11)
Diluted income (loss) per share	0.22	0.48	0.31	(0.11)

(in thousands of U.S.$, except per share data)	Three months ended March 31, 2004 (Q1)	Three months ended December 31, 2003 (Q5)	Three months ended September 30, 2003 (Q4)	Three months ended June 30, 2003 (Q3)
	$	$	$	$
Total revenues	11,876	10,306	4,279	3,407

Operating loss	(6,077)	(8,652)	(6,064)	(7,262)

Other income (expenses)	(25)	(8,568)	53	(5,167)

Loss for the period	(6,198)	(17,220)	(6,011)	(12,429)

Basic and diluted loss per share	(0.07)	(0.21)	(0.09)	(0.18)

Total revenue increased significantly in the last three quarters as a result of higher amounts of royalty revenue from BSC.  These were the first three full quarters of royalty revenue that we received from BSC subsequent to BSC receiving FDA approval in March 2004 to sell its paclitaxel-eluting stent systems in the U.S.  Revenue had increased steadily over the previous five quarters after our corporate partners received approval for the commercial sale of the paclitaxel-eluting stent systems in Europe and other world markets (excluding the U.S. and Japan), however the U.S. approval resulted in a more notable increase.  Prior to the first quarter of 2004, revenue increases were also a result of commercial product sales and license fees earned by one of our subsidiaries which we acquired in the second quarter of 2003.  Royalty revenue in the second quarter of 2005 is expected to be a similar amount as received in the first quarter of 2005.

We recorded operating income in the last three quarters as a result of the increase in royalty revenue.  The previous quarters’ operating losses fluctuated based on our research and development activities, acquired in-process research and development expenditures and corporate activity, including acquisitions.  Other income (expenses) has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange gains or losses on our U.S. or Canadian dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

As of March 31, 2005, there were 84,112,511 common shares issued and outstanding for a total of $455.5 million in share capital.  At March 31, 2005, we had 8,264,439 CDN$ stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,509,237 were exercisable) at a weighted average exercise price of CDN$16.84.  We also had 203,500 U.S.$ stock options outstanding in this plan at March 31, 2005, (of which 6,396 were exercisable) at a weighted average exercise price of U.S. $17.61. As of March 31, 2005, there were 79,462 stock options outstanding in the BioMaterials stock option plans (of which 79,462 were exercisable) at a weighted average exercise price of US $11.19.

As of April 22, 2005, there were 84,115,611 common shares issued and outstanding for a total of $455.6 million in share capital and there were 8,259,308 CDN$ stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,599,497 were exercisable) at a weighted average exercise price of CDN$16.84.  There were also 203,500 U.S.$ stock options outstanding in this plan at April 22, 2005, (of which 10,638 were exercisable) at a weighted average exercise price of U.S. $17.61.  As of April 22, 2005, there were 79,462 stock options outstanding in the BioMaterials stock option plans (of which 79,462 were exercisable) at a weighted average exercise price of US $11.19.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for short-term and long-term requirements, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through debt, public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments ..

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

First quarter ended March 31, 2005

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	March 31,	December 31,
(in thousands of U.S.$)	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	92,824	118,244
Short-term investments [note 3]	160,391	153,240
Accounts receivable	3,674	2,467
Inventories [note 4]	2,107	1,455
Deferred income taxes	12,061	15,490
Other current assets	1,464	1,773
Total current assets	272,521	292,669
Long-term investments [note 3]	108,412	71,711
Property and equipment [note 5]	15,538	15,677
Intangible assets [note 6]	63,239	65,246
Goodwill	33,346	33,346
Other assets	401	428
	493,457	479,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 7]	9,489	21,332
Income taxes payable	7,315	3,037
Deferred revenue – current portion	1,211	-
Total current liabilities	18,015	24,369
Deferred revenue	2,789	2,000
Deferred leasehold inducement	2,852	2,860
Deferred income taxes	7,931	8,022
	13,572	12,882
Commitments and contingencies [note 9]
Shareholders’ equity
Share capital [note 8] Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
March 31, 2005 - 84,112,511
December 31, 2004 - 83,957,950	455,523	451,532
Additional paid in capital	16,314	14,335
Accumulated deficit	(25,592)	(44,420)
Accumulated other comprehensive income	15,625	20,379
Total shareholders’ equity	461,870	441,826
	493,457	479,077

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard                         /s/ Arthur Willms

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended March 31,
(in thousands of U.S.$, except share and per share data)	2005	2004
	$	$
REVENUE
Royalty revenue	51,299	4,489
Product sales	2,064	4,122
License fees	3,348	3,265
	56,711	11,876
EXPENSES
License and royalty fees	8,042	1,352
Cost of goods sold – product sales	1,426	2,160
Research and development	7,607	5,163
Selling, general and administration	7,012	5,091
Depreciation and amortization	2,732	4,187
Acquired in-process research and development	1,000	-
	27,819	17,953
Operating income (loss)	28,892	(6,077)
Other income (expenses):
Foreign exchange loss	(464)	(1,298)
Investment and other income	1,829	1,273
Total other income (expenses)	1,365	(25)
Income (loss) for the period before income taxes	30,257	(6,102)
Income tax expense	11,429	96
Net income (loss) for the period	18,828	(6,198)

Basic net income (loss) per common share	0.22	(0.07)
Diluted net income (loss) per common share	0.22	(0.07)
Basic weighted average number of common shares outstanding (in thousands)	84,049	83,383
Diluted weighted average number of common shares outstanding (in thousands)	84,812	N/A

See accompanying notes to the consolidated financial statements

 Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Common	Shares		Accumulated Other Comprehensive Income	Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
(in thousands of U.S.$, except share amounts)	Shares	Amount	Additional paid in capital
	#	$	$	$	$	$	$

Balance at December 31, 2004	83,957,950	451,532	14,335	20,379		(44,420)	441,826

Exercise of stock options	154,561	1,655	-	-	-	-	1,655

Stock based compensation	-	-	1,979	-	-	-	1,979

Income tax benefit on share issuance costs		2,336					2,336

Other comprehensive income (loss):
Unrealized loss on available for sale securities	-	-	-	(4,762)	(4,762)	-	(4,762)
Reclassification of unrealized loss on available for sale securities				8	8	-	8

Net income for the period	-	-	-	-	18,828	18,828	18,828

Comprehensive income for the period					14,074

Balance at March 31, 2005	84,112,511	455,523	16,314	15,625		(25,592)	461,870

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
(in thousands of U.S.$)	2005	2004
	$	$
OPERATING ACTIVITIES
Net income (loss) for the period	18,828	(6,198)
Add items not involving cash:
Depreciation and amortization	2,854	4,310
Unrealized foreign exchange gain	(72)	(44)
Deferred leasehold inducement	(8)	(27)
Deferred income taxes	5,675	(210)
Equity income	-	(140)
License fees	(3,348)	-
Stock based compensation expense	1,979	1,177
Acquired in-process research and development	1,000
Deferred revenue	-	(3,433)
Net change in non-cash working capital items relating to operations [note 11]	(7,775)	1,888
Cash provided by (used in) operating activities	19,133	(2,677)
INVESTING ACTIVITIES
Purchase of short-term investments	(66,493)	(26,158)
Proceeds from short-term investments	58,826	18,794
Purchase of long-term investments	(38,002)	(28,333)
Proceeds from long-term investments	-	10,087
Purchase of property and equipment	(539)	(1,053)
Acquisition of subsidiaries, net of cash acquired	-	(60)
Cash used in investing activities	(46,208)	(26,723)
FINANCING ACTIVITIES
Share issuance costs	-	(375)
Proceeds from stock options exercised	1,655	4,339
Cash provided by financing activities	1,655	3,964
Net decrease in cash and cash equivalents during the period	(25,420)	(25,436)
Cash and cash equivalents, beginning of period	118,244	264,129
Cash and cash equivalents, end of period	92,824	238,693

See accompanying notes to the consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with certain surgical procedures, the implantation of medical devices and processes of various diseases.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2004 filed with the appropriate securities commissions. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 12.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 31, 2005 and for all periods presented, have been made.  The results of operations for the three month period ended March 31, 2005 are not necessarily indicative of the results for the full year ending December 31, 2005.

All amounts herein have been expressed in United States dollars unless otherwise noted.

2.   SIGNIFCANT ACCOUNTING POLICIES

All accounting policies are the same as described in note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s 2004 Annual Report filed with the appropriate securities commissions.

Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”.  SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or the prospective recognition adopted by the Company in fiscal 2003.  The Company is required to adopt SFAS 123(R) on January 1, 2006.  Accordingly, from this date, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to October 1, 2002 that were previously disclosed on a pro-forma basis.  The adoption of SFAS 123(R) will not have a material effect on the Company’s consolidated  financial statements.

3.   SHORT AND LONG-TERM INVESTMENTS

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
(in thousands of U.S.$)	$	$	$	$
March 31, 2005
Available for sale equity securities	33,355	-	(5,689)	27,666
Available for sale debt securities	241,837	-	(700)	241,137
	275,192	-	(6,389)	268,803

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
(in thousands of U.S.$)	$	$	$	$
December 31, 2004
Available for sale equity securities	25,007	-	(1,200)	23,807
Available for sale debt securities	201,579	2	(437)	201,144
	226,586	2	(1,637)	224,951

4.   INVENTORIES

(in thousands of U.S.$)	March 31, 2005 $	December 31, 2004 $
Raw materials	1,090	941
Work in process	345	100
Finished goods	672	414
	2,107	1,455

5.   PROPERTY AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
(in thousands of U.S.$)	$	$	$
March 31, 2005
Computer equipment	4,739	2,638	2,101
Research equipment	3,704	1,913	1,791
Manufacturing equipment	1,730	902	828
Office furniture and equipment	1,672	783	889
Leasehold improvements	7,274	2,793	4,481
Building	3,039	91	2,948
Land	2,500	-	2,500
	24,658	9,120	15,538

	Cost	Accumulated depreciation	Net book value
(in thousands of U.S.$)	$	$	$
December 31, 2004
Computer equipment	4,478	2,387	2,091
Research equipment	3,489	1,775	1,714
Manufacturing equipment	1,722	796	926
Office furniture and equipment	1,644	699	945
Leasehold improvements	7,088	2,566	4,522
Building	3,039	60	2,979
Land	2,500	-	2,500
	23,960	8,283	15,677

6.   INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book value
(in thousands of U.S.$)	$	$	$
March 31, 2005
Licensed technologies	34,326	2,299	32,027
Acquired technologies	33,907	12,925	20,982
Distribution relationships	8,699	580	8,119
Other	2,759	648	2,111
	79,691	16,452	63,239
	Cost	Accumulated amortization	Netbook Value
(in thousands of U.S.$)	$	$	$
December 31, 2004
Licensed technologies	34,326	1,427	32,899
Acquired technologies	33,907	12,197	21,710
Distribution relationships	8,699	363	8,336
Other	2,759	458	2,301
	79,691	14,445	65,246

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of U.S.$)	March 31, 2005 $	December 31, 2004 $
Trade accounts payable	2,457	2,149
Accrued license and royalty fees	675	14,455
Employee-related accruals	3,101	2,618
Other accrued liabilities	3,256	2,110
	9,489	21,332

8.   SHARE CAPITAL

During the three months ended March 31, 2005, the Company issued 154,561 common shares upon exercise of stock options.

(a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans.  The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plans, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.

A summary of the stock option transactions for the three months ended March 31, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN $)
Outstanding at December 31, 2004	8,353,816	$16.97
Granted	152,500	$21.54
Exercised	72,827	$13.53
Forfeited	(169,050)	$29.20
Outstanding at March 31, 2005	8,264,439	$16.84

These options expire at various dates from February 5, 2006 to March 5, 2013.

	No. of Optioned Shares	Weighted average exercise price (in US $)
Outstanding at December 31, 2004	-	-
Granted	203,500	$17.61
Outstanding at March 31, 2005	203,500	$17.61

These options expire at various dates from January 26, 2010 to January 30, 2010.

Angiotech BioMaterials, Corp. (“BioMaterials”)

On January 31, 2003, upon the acquisition of BioMaterials, the Company assumed a total of 1,101,488 stock options outstanding under BioMaterials stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the BioMaterials’ employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.  Each BioMaterials stock option is converted into one Angiotech common share upon exercise.

A summary of the BioMaterials stock option transactions for the three months ended March 31, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price
Outstanding at December 31, 2004	169,056	US $11.45
Exercised	81,734	US $10.52
Forfeited	(7,860)	US $23.68
Outstanding at March 31, 2005	79,462	US $11.19

These options expire at various dates from August 9, 2006 to June 3, 2013.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding March 31, 2005			Options exercisable March 31, 2005
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
The following options granted under the Angiotech plan are exercisable in CDN$:
$0.69	114,000	0.85	$0.69	114,000	$0.69
$2.25-$3.03	401,812	3.55	$2.80	401,812	$2.80
$3.75-$4.24	503,614	4.68	$4.23	503,614	$4.23
$11.46-$14.84	3,133,976	6.49	$13.58	2,614,656	$13.60
$15.10-$19.75	1,375,607	5.76	$16.91	1,316,549	$16.96
$21.39-$32.90	2,735,430	5.38	$25.59	1,558,606	$23.72
	8,264,439	5.67	$16.84	6,509,237	$15.09
The following options granted under the Angiotech plan are exercisable in US$:
$17.20-$18.00	203,500	4.83	$17.61	6,396	$17.74
	203,500	4.83	$17.61	6,396	$17.74
The following options granted under the BioMaterials plan are exercisable in US$:
$5.43-$5.67	2,528	6.63	$5.51	2,528	$5.51
$6.52-$9.60	57,279	7.56	$9.47	57,279	$9.47
$10.39-$13.09	2,512	4.09	$11.67	2,512	$11.67
$15.10-$17.23	12,632	7.49	$15.47	12,632	$15.47
$20.04-$24.58	4,511	5.33	$23.87	4,511	$23.87
	79,462	7.28	$11.19	79,462	$11.19

(b)

Stock based compensation expense

The Company recorded stock based compensation expense of $1,979,000 for the three months ended March 31, 2005 ($1,177,000 for the three months ended March 31, 2004) relating to awards granted under its stock option plan.

The estimated fair value of the stock options granted during the three month periods ended March 31, 2005 and 2004 is amortized to expense on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended March 31,
	2005	2004
Dividend Yield	Nil	Nil
Annualized Volatility	43.7%	46.6%
Risk-free Interest Rate	3.11%	2.85%
Expected Life (Years)	3	3

The weighted average fair value of stock options granted in the three month period ended March 31, 2005 was CDN$7.06 per share for the 152,500 stock options granted in CDN$ and US$5.78 per share for the 203,500 stock options granted in US$ (CDN$10.92 for shares granted in CDN$ for the three months ended March 31, 2004).

During the three month period ended March 31, 2005, as the result of an employee termination agreement, the Company accelerated the vesting of 109,814 stock options to an immediate vesting from approximately 2.2 years. The Company recorded compensation expense of $688,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.54% and expected life – 202 days.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

(c)

Pro forma disclosure

The following pro forma financial information presents the net income (loss) for the period and basic and diluted net income (loss) per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model.

	Three months ended March 31,
	2005	2004
(in thousands of U.S.$, except per share data)	$	$
Net income (loss) for the period, as reported	18,828	(6,198)
Add: Stock based employee compensation expense included in reported income (loss) above	1,979	1,177
Deduct: Total stock based employee compensation expense using fair value based method for all awards	(3,027)	(3,441)
Pro forma net income (loss) for the period	17,780	(8,462)
Basic net income (loss) per common share
As reported	0.22	(0.07)
Pro forma	0.21	(0.10)
Diluted net income (loss) per common share
As reported	0.22	(0.07)
Pro forma	0.21	(0.10)

9.  COMMITMENTS AND CONTINGENCIES

(a)  Commitments

       i)  Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities.  This process will result in a reduction of personnel at the Company’s Palo Alto facility over a fifteen month period.  The Company estimates total restructuring and termination related costs of approximately $4.6 million, of which $3.8 million has been recorded to March 31, 2005.  During the three months ended March 31, 2005, the Company recorded expenses of $1.2 million of which $0.9 million was included in research and development expenses (including $0.7 for stock based compensation) and $0.3 million was included in selling, general and administration expenses.  Of the total amount expensed, $1.1 million remains unpaid in accrued liabilities at March 31, 2005.  The Company expects to record additional expenses of $0.8 million in the second quarter of 2005.

(b)  Contingencies

 i)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

 ii)  Oppositions have been filed with respect to three granted European patents that relate to certain products (EP0706376, EP0711158 and EP0809515).  The oppositions on European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005 respectively.  The opposition on European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favourable ruling and maintained the validity of the Company’s Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier.  An opposition has also been filed by a third party against one of the Company’s Japanese patents that relate to stents (No. 3423317).  An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of the Company’s patent or a narrowing of the scope of protection afforded by the patent. The ultimate outcomes of the Japanese and European oppositions, including appeals, are uncertain at this time.

 iii)  In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems for patent infringement.  The ultimate outcome of the patent infringement case is uncertain at this time.  On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's stent patents is invalid and is seeking to have that patent revoked.  On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of the Company’s Australian patents.  The outcomes of these legal proceedings are uncertain at this time.

 iv)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd for patent infringement.  The ultimate outcome of the patent infringement case is uncertain at this time.

v)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.  SEGMENTED FINANCIAL INFORMATION

The Company operates in one segment: drug-eluting medical devices and therapeutic biomaterials.  In prior years, the Company reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Based on the success of the TAXUS® Express2™ drug-eluting stent and the royalty revenue derived from sales of this product and as the Company’s corporate strategy evolved during 2004, our chief decision makers began managing the Company’s business as one segment as described above.  Accordingly, the comparative segmented information has been restated to conform with presentation adopted in 2004.

The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

	Three Months Ended March 31,
	2005	2004
(in thousands of U.S.$)	$	$
Revenue - TAXUS®:
Royalty revenue:
United States	39,042	-
European Union	8,032	2,299
Other	2,948	1,813
Total TAXUS®	50,022	4,112

Revenue – Other:
United States	5,644	6,855
Other	1,045	909
Total other revenue	6,689	7,764

Total revenue	56,711	11,876

Long-lived assets including goodwill:

(in thousands of U.S.$)	March 31, 2005 $	December 31, 2004 $
United States	61,929	63,018
Canada	33,574	34,258
Switzerland	12,341	12,572
Netherlands	4,279	4,421
	112,123	114,269

Economic dependency

During the three month period ended March 31, 2005, revenue from one licensee represents approximately 88% of total revenue (35% for the three month period ended March 31, 2004).

11. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS

The change in non-cash working capital items relating to operations was as follows:

	Three Months Ended March 31,
	2005	2004
(in thousands of U.S.$)	$	$

Accrued interest on short-term and long-term investments	472	(170)
Accounts receivable	793	1,353
Inventories	(653)	686
Other current assets	336	253
Accounts payable and accrued liabilities	(13,001)	(540)
Income taxes payable	4,278	306
	(7,775)	1,888

12.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

(a)  Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over its expected useful life.

(b) Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of Angiotech BioMaterials Corp. and Angiotech BioCoatings Corp. of $3,555,000 and $3,084,000 respectively.  Accordingly, these amounts have been capitalized for Canadian GAAP purposes.  Amortization of in-process research and development is provided using the straight-line method over 7-10 years and amounted to $207,000 in each of the three month periods ended March 31, 2005 and March 31, 2004.

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the BioCoatings acquisition.  During the three month period ended March 31, 2005, the future income tax recovery was adjusted by $29,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the BioCoatings in-process research and development ($29,000 for the three month period ended March 31, 2004).

 (c) Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, unrealized losses on available for sale securities of $6,389,000 included in other comprehensive income have been reversed for Canadian GAAP purposes ($630,000 for the three month period ended March 31, 2004).

 (d)

If Canadian GAAP were followed:

(i)  the effect on the Statements of Income would be:

	Three Months Ended March 31,
	2005	2004
(in thousands of U.S.$, except share and per share data)	$	$
Net income (loss) for the period, U.S. GAAP	18,828	(6,198)
Adjustment for medical technologies expense and amortization (a)	-	(1)
Adjustment for amortization of in-process research and development (b)	(207)	(207)
Adjustment for FIT recovery on amortization of in-process research and development (b)	29	29
Other	1	21
Net income (loss) for the period, Canadian GAAP	18,651	(6,356)
Basic net income (loss) per common share, Canadian GAAP	0.22	(0.08)
Diluted net income (loss) per common share, Canadian GAAP	0.22	(0.08)
Basic weighted average number of common shares outstanding (in thousands)	84,049	83,383
Basic weighted average number of common shares outstanding (in thousands)	84,812	N/A

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	March 31, 2005	December 31, 2004
(in thousands of U.S.$)	$	$
Intangible assets	68,592	70,807
Goodwill	34,517	34,517
Short-term investments	160,423	153,269
Long term investments	114,769	73,318
Total assets	506,370	487,443
Future income tax liability	8,956	9,076
Contributed surplus	14,008	12,030
Cumulative translation adjustment	22,100	22,100
Accumulated other comprehensive income	-	-
Deficit	17,874	36,525

(e)

Pro forma disclosure – stock based compensation

The following pro forma financial information presents net income for the period and basic and diluted net income (loss) per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model

	Three months ended March 31,
	2005	2004
(in thousands of U.S.$, except per share data)	$	$

Net income (loss) for the period, Canadian GAAP	18,651	(6,356)
Add: Stock based employee compensation expense included in reported income (loss) above	1,978	1,156
Deduct: Total stock based employee compensation expense using fair value based method for all awards	(3,027)	(3,441)

Pro forma net income (loss) for the period, Canadian GAAP	17,602	(8,641)
Basic net income (loss) per common share
As reported	0.22	(0.08)
Pro forma	0.21	(0.10)
Diluted net income (loss) per common share
As reported	0.22	(0.08)
Pro forma	0.21	(0.10)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

May 4, 2005

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

May 4, 2005

/s/ David M. Hall

Per:

Mr. David M. Hall, Chief Financial Officer